# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vuzix Corporation, CIK 0001463972
CUSIP: 92921W300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 25 Hendrix Road Suite A, West Henrietta, New York (NY), 14586
Date of event which requires filing of this statement: 06/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950103-24-013820
Filed by CIK 0001427401

## Reporting persons
- Quanta Computer Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Taiwan (F5); sole voting power 9,589,477; shared voting power 0; sole dispositive power 9,589,477; shared dispositive power 0; aggregate amount beneficially owned 9,589,477 (12.3% of the class)
  Comment: Note to Rows 5, 7 and 9: The 9,589,477 shares beneficially owned with sole voting power and sole dispositive power include (i) 7,692,307 common stock and (ii) 1,897,170 common stock convertible from 189,717 Series B Preferred Stock issued to the Reporting Person. Each share of Series B Preferred Stock is convertible, at the option of the holder, into ten shares of common stock, subject to adjustment for stock splits, stock dividends, and similar transactions. The Series B Preferred Stock does not entitle the holders to voting rights, except with respect to certain actions which will require the consent of the holders of 66 2/3% of the outstanding shares of Series B Preferred Stock, or as required by law.
  
  Note to Row 11: The total number of outstanding common stock used to calculate the percent of class is 78,139,585, being the sum of (i) 76,242,415 shares of common stock outstanding as of May 12, 2025 as reported in the Form 10-Q filed by the Issuer to the U.S. Securities and Exchange Commission on May 12, 2025; and (ii) 1,897,170 common stock convertible from 189,717 Series B Preferred Stock issued to the Reporting Person.

## Item 1. Issuer
Name of issuer: Vuzix Corporation
Address of issuer's principal executive offices: 25 Hendrix Road Suite A West Henrietta NY 14586

## Item 2. Person Filing
Name of person filing: Quanta Computer Inc.
Address of principal business office or, if none, residence: The address of the principal office of Quanta Computer Inc. is No. 211, Wen Hwa 2nd Rd., Kuei Shan, Tao Yuan 33377, Taiwan, Republic of China.
Citizenship: F5

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for the Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover page to this Statement with respect to the Reporting Person is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover page to this Statement with respect to the Reporting Person is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover page to this Statement with respect to the Reporting Person is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover page to this Statement with respect to the Reporting Person is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Quanta Computer Inc.: /s/ C. C. Leung, C. C. Leung / Vice Chairman (08/14/2025)